Exhibit 99.1

Namibox Integrates DeepSeek AI Model, Pioneering Innovation in K9 Digital Education

SHANGHAI, March 7, 2025 /PRNewswire/ -- Jinxin Technology Holding Company (the “Company”) (Nasdaq: NAMI), an innovative provider of digital-content products and services in China, today announced that Namibox, a renowned brand under the Company, has successfully integrated the DeepSeek artificial intelligence model. This strategic move will comprehensively enhance Namibox’s applications in AI-driven learning product development, content creation, and other diverse scenarios, injecting strong momentum into its continuous breakthroughs in the digital education sector.

As a pioneer in China’s digital content products and services industry, Namibox has consistently embraced innovation and cutting-edge technologies. In its endeavor to deepen digital and comprehensive educational content, Namibox is committed to building an industry-leading digital education content production engine powered by advanced AI, AR, and digital human technologies. Its core mission is to deliver high-quality digital content products for K9 students, boosting their self-learning interest, improving learning efficiency, and fostering well-rounded development of children’s comprehensive abilities.

Currently, Namibox’s learning app for K9 users and its smart learning hardware product, the “Parent-Child Learning Tablet with Large Screen,” have successfully launched two innovative AI products: the “AI Writing Tutor” and “AI Assistant Mili.”

The “AI Writing Tutor” is closely aligned with Chinese textbooks and leverages state-of-the-art AI dialogue model technology to provide students with end-to-end guidance, from topic exploration to refining their writing. With the help of the “AI Writing Tutor,” students receive highly personalized writing instruction, enabling them to quickly improve their writing skills while alleviating the tutoring burden on parents. This helps children move beyond reliance on imitating or copying model essays. Notably, the “AI Writing Tutor” has undergone specialized training on essay materials from Chinese textbooks and employs innovative audio-text synchronization technology to enhance students’ concentration and learning efficiency. Looking ahead, the product will continue to evolve, with plans to introduce advanced features such as interdisciplinary writing capabilities and personalized learning path planning. These enhancements aim to strengthen students’ ability to apply subject knowledge and provide more precise and efficient learning support.

The “AI Assistant Mili” is deeply integrated with DeepSeek’s advanced natural language processing and multi-turn dialogue technologies. It creates a safe and exclusive platform for children to explore knowledge, engage in interactive learning, and expand their thinking. Whether delving into the mysteries of science, seeking assistance in subjects like Chinese, math, or English, or engaging in open-ended thinking exercises, the “AI Assistant Mili” responds instantly with lively, child-friendly language, encouraging critical thinking and deeper exploration. Additionally, the system features powerful smart analytics capabilities, dynamically adjusting knowledge difficulty and interaction methods based on user behavior data. It serves as a personalized growth companion that “understands you better over time.”

According to Namibox, over the next 2-3 months, more than 10 additional AI learning assistance products will be launched, covering areas such as AI arithmetic, AI spoken language, AI vocabulary building, and AI problem-solving. These products aim to comprehensively address the diverse learning needs of K9 students. By deeply integrating the DeepSeek model into its existing business and product ecosystem, Namibox will further drive innovation in educational models, precisely adapting to different educational scenarios and diverse learning requirements.

Namibox firmly believes in the immense potential of AI technology and remains steadfast in advancing its integration with AI innovations. The successful integration of the DeepSeek model will enable rapid upgrades and iterations of products and services across multiple dimensions, delivering diverse, flexible, and personalized learning experiences for users. Through technological innovation, Namibox aims to empower the education ecosystem, steering it toward a future of intelligence, personalization, and inclusivity.

This series of innovative initiatives by Namibox is set to establish a new benchmark for the development of K9 digital education in China, leading the industry toward an even brighter future.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital-content products and services in China. Leveraging the powerful digital content generation engine powered by advanced AI/AR/VR/digital human technologies, the Company is committed to offering users high-quality digital content services through both its own platform and the content distribution channels of its strong partners. The Company currently target K-9 students in China, with core expertise in providing them digital and integrated educational contents, and plan to further expand service offerings to provide premium and engaging digital contents to other age groups. The Company collaborates with leading textbook publishers in China and provides digital version of mainstream textbooks used in primary schools and middle schools. The Company’s AI-generated content technology enables comprehensive digital contents to deliver an interactive, intelligent and entertaining learning experience. The Company distributes digital contents primarily through (i) its flagship learning app, Namibox, (ii) telecom and broadcast operators and (iii) third-party devices with our contents embedded.

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jinxin Technology Holding Company

Investor Relations Department

Email: ir@namibox.com